UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 5, 2016

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2016 to 30 June 2016

5 August 2016

Novo Nordisk increased adjusted operating profit by 8% in local currencies in the first six months of 2016

Sales increased by 7% in local currencies

Sales increased by 7% in local currencies and by 5% in Danish kroner to DKK 54.7 billion.

•	Sales of Victoza® increased by 14% (13% in Danish kroner).
•	Sales of Tresiba® increased by 167% (161% in Danish kroner).
•	Sales in the USA increased by 7% (7% in Danish kroner).
•	Sales in International Operations increased by 11% (decreased 2% in Danish kroner).
•	Sales in Region China increased by 10% (5% in Danish kroner).

Operating profit decreased by 3% reported in local currencies and by 6% in Danish kroner to DKK 24.8 billion. Adjusted for the non-recurring income related to the partial divestment of NNIT and the income related to out-licensing of assets for inflammatory disorders, both in 2015, operating profit in local currencies increased by 8%.

Net profit increased by 7% to DKK 19.4 billion. Diluted earnings per share increased by 9% to DKK 7.63. Adjusted for the partial divestment of NNIT, net profit and diluted earnings per share increased by 22% and 23% respectively.

In May, IDegLira the combination of insulin degludec (Tresiba®) and liraglutide (Victoza®) received a positive 16-0 vote from FDA’s Advisory Committee recommending the approval of the treatment for adults with type 2 diabetes.

In June, at an American Diabetes Association (ADA) hosted symposium the detailed results from the LEADER trial were presented, demonstrating that Victoza® significantly reduced the risk of major cardiovascular events by 13% versus placebo when added to standard of care in 9,340 adults with type 2 diabetes at high cardiovascular risk.

The Board of Directors has decided to introduce an interim dividend for 2016 of DKK 3.00 per share of DKK 0.20 that will be paid in August 2016.

For 2016, the range for expected sales growth has been narrowed to 5–7% and growth in adjusted operating profit is now expected to be 5–8%, both measured in local currencies. For 2017, Novo Nordisk has completed the majority of formulary negotiations in the USA and average prices after rebates are expected to be moderately lower, while the market access for the Novo Nordisk products is expected to remain largely unchanged.

Lars Rebien Sørensen, president and CEO: “Overall, we are satisfied with the performance in the first six months of 2016 where Victoza® and Tresiba® continued to deliver strong sales growth and Region China improved faster than expected. In the USA, the market environment is becoming increasingly challenging and contract negotiations for 2017 have reflected an intensifying price competition. In spite of this, we see significant growth opportunities based on our strong diabetes care portfolio.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90
Company announcement No 55 / 2016

Financial report for the period 1 January 2016 to 30 June 2016	Page 2 of 29

ABOUT NOVO NORDISK

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,300 people in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com

CONFERENCE CALL DETAILS

On 5 August 2016 at 13.00 CEST, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the conference call will be available approximately one hour before on the same page.

FINANCIAL CALENDAR

28 October 2016	Financial Statement for first nine months of 2016
2 February 2017	Financial Statement for 2016

CONTACTS FOR FURTHER INFORMATION

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 267 809 7552	kiau@novonordisk.com
Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Hanna Ögren	+45 3075 8519	haoe@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Company announcement No 55 / 2016

Financial report for the period 1 January 2016 to 30 June 2016	Page 3 of 29

LIST OF CONTENTS
FINANCIAL PERFORMANCE		4
Consolidated financial statement for the first six months of 2016		4
Sales development		5
Diabetes and obesity care, sales development		6
Biopharmaceuticals, sales development		9
Development in costs and operating profit		10
Financial items (net)		11
Capital expenditure and free cash flow		11
Key developments in the second quarter of 2016		11
OUTLOOK		13
RESEARCH & DEVELOPMENT UPDATE		15
Diabetes		15
Haemophilia		16
SUSTAINABILITY UPDATE		17
EQUITY		17
LEGAL MATTERS		19
MANAGEMENT STATEMENT		21
FINANCIAL INFORMATION		22
Appendix 1:	Quarterly numbers in DKK	22
Appendix 2:	Income statement and statement of comprehensive income	23
Appendix 3:	Balance sheet	24
Appendix 4:	Statement of cash flows	25
Appendix 5:	Statement of changes in equity	26
Appendix 6:	Regional sales split	27
Appendix 7:	Key currency assumptions	28
Appendix 8:	Quarterly numbers in USD (additional information)	29

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 55 / 2016

Financial report for the period 1 January 2016 to 30 June 2016	Page 4 of 29

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST SIX MONTHS OF 2016

These unaudited consolidated financial statements for the first six months of 2016 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as were applied in the Annual Report 2015 of Novo Nordisk. Furthermore, the financial report including the consolidated financial statements for the first six months of 2016 and Management’s review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) as published by the IASB, and also those that are endorsed by the EU effective for the accounting period beginning on 1 January 2016. These IFRSs have not had a significant impact on the consolidated financial statements for the first six months of 2016.

Amounts in DKK million, except number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS	H1 2016	H1 2015	% change H1 2015 to H1 2016
DKK million
Net sales	54,671	52,259	5%

Gross profit	46,392	44,526	4%
Gross margin	84.9%	85.2%

Sales and distribution costs	13,608	13,322	2%
Percent of sales	24.9%	25.5%

Research and development costs	6,635	6,285	6%
Percent of sales	12.1%	12.0%

Administrative costs	1,781	1,741	2%
Percent of sales	3.3%	3.3%

Other operating income, net	438	3,161	(86%)
Non-recurring income from the initial public offering of NNIT A/S	-	2,376	N/A
Operating profit	24,806	26,339	(6%)
Operating margin	45.4%	50.4%

Financial items (net)	(251)	(3,306)	(92%)
Profit before income taxes	24,555	23,033	7%

Income taxes	5,132	4,814	7%
Effective tax rate	20.9%	20.9%

Net profit	19,423	18,219	7%
Net profit margin	35.5%	34.9%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	1,341	1,311	2%
Capital expenditure (tangible assets)	2,775	1,782	56%

Net cash generated from operating activities	21,972	16,080	37%
Free cash flow	19,102	16,473	16%

Total assets	88,269	81,313	9%
Equity	42,585	39,111	9%
Equity ratio	48.2%	48.1%

Average number of diluted shares outstanding (million)	2,545.4	2,594.1	(2%)
Diluted earnings per share / ADR (in DKK)	7.63	7.02	9%
Diluted earnings per share / ADR adjusted for non-recurring income from NNIT IPO (in DKK)	7.63	6.20	23%

Full-time equivalent employees end of period	42,265	39,658	7%

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 55 / 2016

Financial report for the period 1 January 2016 to 30 June 2016	Page 5 of 29

SALES DEVELOPMENT

Sales increased by 7% measured in local currencies and by 5% in Danish kroner. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from Victoza®, Tresiba®, Norditropin® and Saxenda®. Sales growth was positively impacted by approximately 1 percentage point due to non-recurring rebate adjustments in the USA and inflationary effects in International Operations.

Sales split per therapy	Sales H1 2016 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
The diabetes and obesity care segment
New-generation insulin 1)	1,609	168%	174%	28%
- Tresiba ®	1,448	161%	167%	25%
Modern insulin	23,521	(2%)	0%	2%
- NovoRapid ®	9,518	(4%)	(2%)	(5%)
- NovoMix ®	5,349	(4%)	0%	(1%)
- Levemir ®	8,654	1%	4%	8%
Human insulin	5,392	(5%)	(1%)	(1%)
Victoza®	9,543	13%	14%	32%
Other diabetes and obesity care 2)	2,765	22%	25%	15%
- Saxenda ®	619	-	-	15%
Diabetes and obesity care total	42,830	4%	7%	76%
The biopharmaceuticals segment	5,366
Haemophilia 3)		(2%)	(1%)	(1%)
- NovoSeven ®	4,905	(7%)	(5%)	(7%)
Norditropin®	4,565	17%	19%	20%
Other biopharmaceuticals 4)	1,910	9%	10%	5%
Biopharmaceuticals total	11,841	6%	8%	24%
Total sales	54,671	5%	7%	100%

1) Comprises Tresiba®, Ryzodeg® and Xultophy®.

2) Primarily NovoNorm®, needles and Saxenda®.

3) Comprises NovoSeven®, NovoEight® and NovoThirteen®.

4) Primarily Vagifem® and Activelle®.

All regions contributed to sales growth; however, the USA was the main contributor with 50% share of growth measured in local currencies, followed by International Operations and Region China contributing 21% and 14%, respectively. Sales growth in the USA was positively impacted by approximately 1.5 percentage points due to non-recurring adjustments to rebates in the Medicaid patient segment in first quarter of 2016 primarily related to Norditropin® and partly offset by the diabetes portfolio. Sales growth in International Operations of 11% measured in local currencies was positively

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Financial report for the period 1 January 2016 to 30 June 2016	Page 6 of 29

impacted by approximately 4 percentage points due to the significant inflationary effects in Argentina and Venezuela.

Sales split per region	Sales H1 2016 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies

USA	27,677	7%	7%	50%
Europe	10,314	1%	2%	7%
International Operations	6,847	(2%)	11%	21%
Region China	5,384	5%	10%	14%
Pacific*	4,449	9%	8%	8%
Total sales	54,671	5%	7%	100%

* Pacific includes Japan, Korea, Oceania and Canada

Please refer to appendix 6 for further details on sales in the first six months of 2016.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from May 2016 and May 2015 provided by the independent data provider IMS Health.

DIABETES AND OBESITY CARE, SALES DEVELOPMENT

Sales of diabetes and obesity care products increased by 7% measured in local currencies and by 4% in Danish kroner to DKK 42,830 million. Novo Nordisk is the world leader in diabetes care with a global value market share of 27%.

Insulin

Sales of insulin increased by 4% measured in local currencies and were unchanged in Danish kroner to DKK 30,522 million. Measured in local currencies, sales growth was driven by International Operations and Region China. Novo Nordisk is the global leader with 46% of the total insulin market and 45% of the market for modern insulin and new-generation insulin, both measured in volume.

Sales of new-generation insulin (Tresiba®, Ryzodeg® and Xultophy®) reached DKK 1,609 million compared with DKK 601 million in 2015.

Sales of Tresiba® (insulin degludec), the once-daily new-generation insulin, reached DKK 1,448 million compared with DKK 554 million in 2015, and the roll-out of Tresiba® continues and the product has now been launched in 45 countries. In the USA, where Tresiba® was launched broadly in January 2016, early feedback from patients and prescribers is encouraging and the product has achieved wide commercial and Medicare Part D formulary coverage. In Japan, where Tresiba® was launched in March 2013 with similar reimbursement as insulin glargine U100, its share of the basal insulin market has grown steadily, and Tresiba® has now captured 39% of the basal insulin market

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Company announcement No 55 / 2016

Financial report for the period 1 January 2016 to 30 June 2016	Page 7 of 29

measured in monthly value market share. Similarly, Tresiba® has shown solid penetration in other markets with reimbursement at a similar level to insulin glargine U100, whereas penetration remains modest in markets with restricted market access.

Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, has now been marketed in six countries, and feedback from patients and prescribers is encouraging.

Xultophy® (IDegLira), a once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), has now been marketed in six countries, and launch activities are generally progressing as planned.

Sales of modern insulin were unchanged in local currencies and declined by 2% in Danish kroner to DKK 23,521 million. International Operations and China contributed to positive sales growth but this was fully offset by the USA, Europe and Pacific. Sales of modern insulin and new-generation insulin in total constitute 82% of Novo Nordisk’s sales of insulin measured in value.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market
	May 2016	May 2015	May 2016	May 2015
Global	46%	46%	45%	45%
USA	37%	37%	38%	38%
Europe	46%	47%	46%	47%
International Operations*	55%	55%	51%	52%
China**	55%	56%	61%	63%
Japan	52%	52%	50%	50%

Source: IMS, May 2016 data. * Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan.

USA

Sales of insulin in the USA were broadly unchanged measured in both local currencies and Danish kroner. Sales were driven by the introduction of Tresiba® as well as Levemir® benefitting from the underlying volume growth of the insulin market. However, these gains were fully offset by a NovoLog® contract loss, lower NovoLog® and NovoLogMix® prices, a declining premix insulin segment and non-recurring rebate adjustments in the Medicaid patient segment. 62% of Novo Nordisk’s modern insulin volume in the USA is used in the prefilled devices FlexPen® and FlexTouch®.

Europe

Sales of insulin in Europe increased by 1% in local currencies and were broadly unchanged in Danish kroner. Sales were driven by the penetration of Tresiba® as well as a positive contribution from Xultophy® across the region, partly offset by contracting modern insulin sales and the ceased distribution of Tresiba® and Xultophy®, both in Germany. The device penetration in Europe is high, and 96% of Novo Nordisk’s insulin volume is being used in devices, primarily NovoPen® and FlexPen®.

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Company announcement No 55 / 2016

Financial report for the period 1 January 2016 to 30 June 2016	Page 8 of 29

International Operations

Sales of insulin in International Operations increased by 12% in local currencies and declined by 3% in Danish kroner. The growth in local currencies reflects growth in human insulin, modern insulin as well as the new-generation insulin products Tresiba® and Ryzodeg®. Currently, 57% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Region China

Sales of insulin in Region China increased by 11% in local currencies and by 6% in Danish kroner. The sales growth is driven by growth of the overall diabetes care market and the continued market penetration of the three modern insulin products, where Novo Nordisk has increased its share of volume growth. Currently, 98% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Pacific

Sales of insulin in Pacific increased by 1% in local currencies and by 2% in Danish kroner. The sales development reflects continued strong uptake of Tresiba® in Japan which is partly offset by the declining Japanese insulin volume market and lower human insulin sales in the region. The device penetration in Japan is high with 98% of Novo Nordisk’s insulin volume being used in devices.

Victoza® (GLP-1 therapy for type 2 diabetes)

Victoza® sales increased by 14% in local currencies and by 13% in Danish kroner to DKK 9,543 million. Sales growth is driven by the USA and International Operations. The GLP-1 segment’s value share of the total diabetes care market has increased to 8.7% compared with 7.4% in 2015. Victoza® is the market leader in the GLP-1 segment with a 62% value market share.

GLP-1 MARKET SHARES	GLP-1 share of total		Victoza® share
(value, MAT)	diabetes care market		of GLP-1 market
	May 2016	May 2015	May 2016	May 2015
Global	8.7%	7.4%	62%	70%
USA	10.1%	8.7%	59%	68%
Europe	9.2%	8.3%	70%	77%
International Operations*	2.6%	2.3%	82%	88%
China**	0.8%	0.8%	53%	54%
Japan	4.4%	2.4%	67%	64%

Source: IMS, May 2016 data. * Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan.

USA

Sales of Victoza® in the USA increased by 16% both in local currencies and in Danish kroner. Sales growth is driven by an underlying prescription volume growth of the GLP- 1 class of more than 30% in the USA. The growth of the GLP-1 market continues to be driven by more recently introduced competing once-weekly products and Victoza®. The value share of the GLP-1 class of the total US diabetes care market has increased to

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Company announcement No 55 / 2016

Financial report for the period 1 January 2016 to 30 June 2016	Page 9 of 29

10.1%. Despite intensified competition, Victoza® is still the market leader with a 59% value market share.

Europe

Sales in Europe increased by 3% in local currencies and by 2% in Danish kroner. Sales growth is primarily driven by Spain and France. In Europe, the share of the GLP-1 class of the total diabetes care market in value has increased to 9.2%. Victoza® is the GLP-1 market leader with a value market share of 70%.

International Operations

Sales in International Operations increased by 22% in local currencies and by 10% in Danish kroner. Sales growth is primarily driven by a number of countries in the Middle East and Latin America. The value share of the GLP-1 class of the total diabetes care market increased to 2.6%. Victoza® is the GLP-1 market leader across International Operations with a value market share of 82%.

Region China

Sales in Region China increased by 22% in local currencies and by 16% in Danish kroner. In China, the GLP-1 class, which represents a modest 0.8% of the total diabetes care market in value, is generally not reimbursed. Victoza® holds a GLP-1 value market share of 53%.

Pacific

Sales in Pacific increased by 23% both in local currencies and in Danish kroner. The sales growth reflects the continued expansion of the GLP-1 market in Japan, as well as a positive market development in Canada. In Japan, the GLP-1 class represents 4.4% of the total diabetes care market value compared with 2.4% in 2015. Victoza® remains the leader in the class with a value market share of 67%.

Other diabetes and obesity care

Sales of other diabetes and obesity care, which predominantly consists of oral antidiabetic products, needles and Saxenda®, increased by 25% in local currencies and by 22% in Danish kroner to DKK 2,765 million. Saxenda®, liraglutide 3 mg for weight management, was launched in May 2015 and sales were DKK 619 million in the first half of 2016 compared with DKK 78 million in 2015. In the USA, promotional activities are progressing as planned and feedback from patients and prescribers is encouraging. Saxenda® has now been launched in seven countries.

BIOPHARMACEUTICALS, SALES DEVELOPMENT

Sales of biopharmaceutical products increased by 8% measured in local currencies and by 6% in Danish kroner to DKK 11,841 million. Sales growth is primarily driven by the USA, International Operations and Europe.

Haemophilia

Sales of haemophilia products decreased by 1% measured in local currencies and by 2% in Danish kroner to DKK 5,366 million. The sales decline was primarily driven by lower

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Financial report for the period 1 January 2016 to 30 June 2016	Page 10 of 29

NovoSeven® sales in the USA partly offset by the roll-out of NovoEight® in the USA and Europe as well as by NovoSeven® in International Operations.

Norditropin® (growth hormone therapy)

Sales of Norditropin® increased by 19% measured in local currencies and by 17% in Danish kroner to DKK 4,565 million. The sales growth is primarily derived from the USA reflecting a significant positive non-recurring adjustment to rebates in the Medicaid patient segment relating to the period 2010-2015. This positive impact has been partly offset by lower volumes. Novo Nordisk is the leading company in the global growth hormone market with a 31% market share measured in volume.

Other biopharmaceuticals

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, increased by 10% measured in local currencies and by 9% in Danish kroner to DKK 1,910 million. Sales growth is driven by a positive impact from pricing of Vagifem® in the USA.

DEVELOPMENT IN COSTS AND OPERATING PROFIT

The cost of goods sold increased by 7% to DKK 8,279 million, resulting in a gross margin of 84.9% compared with 85.2% in 2015. The gross margin had a negative currency impact of 0.1 percentage point. The underlying gross margin was negatively impacted by ramp-up costs for new manufacturing capacity partly countered by a positive impact from product mix and net prices, driven by non-recurring Medicaid rebate adjustments and Victoza® sales.

Sales and distribution costs increased by 5% in local currencies and by 2% in Danish kroner to DKK 13,608 million. The increase in costs is driven by the USA including launch costs related to Tresiba® as well as the continued roll-out of Saxenda® and NovoEight®, and by sales force investments in selected countries in International Operations.

Research and development costs increased by 6% in both local currencies and Danish kroner to DKK 6,635 million. The increase in costs reflects higher research costs for diabetes and obesity projects, while development costs were lower due to the wind- down of the cardiovascular outcomes trial DEVOTE and the SWITCH phase 3b development programme, both for insulin degludec, and the phase 3a programme SUSTAIN for the once-weekly GLP-1 analogue semaglutide. In the first half of 2016, the oral semaglutide phase 3a programme PIONEER was initiated, partly offsetting the decline in development costs.

Administration costs increased by 6% in local currencies and by 2% in Danish kroner to DKK 1,781 million. The higher administrative costs are driven by higher costs across the regions, mainly related to higher employee-related costs in International Operations to support the growing organisation.

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Company announcement No 55 / 2016

Financial report for the period 1 January 2016 to 30 June 2016	Page 11 of 29

Other operating income (net) was DKK 438 million compared with DKK 3,161 million in 2015. The difference is a result of the non-recurring income from the partial divestment of NNIT, an IT service and consultancy company, in connection with the Initial Public Offering on Nasdaq Copenhagen under the symbol ‘NNIT’ (ISIN DK0060580512) as well as non-recurring income related to the out-licensing of assets for inflammatory disorders, both in 2015.

Operating profit decreased by 3% in local currencies and by 6% in Danish kroner to DKK 24,806 million. Adjusted for the income related to the partial divestment of NNIT (DKK 2,376 million) and the income related to the out-licensing of assets for inflammatory disorders (DKK 449 million), both in 2015, the growth in operating profit was 8% in local currencies.

FINANCIAL ITEMS (NET)

Financial items (net) showed a net loss of DKK 251 million compared with a net loss of DKK 3,306 million in 2015.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a loss of DKK 222 million compared with a loss of DKK 3,279 million in 2015. This development reflects loss on foreign exchange hedging involving especially the US dollar, Chinese yuan and Japanese yen versus the Danish krone compared with the prevailing exchange rates in 2015.

CAPITAL EXPENDITURE AND FREE CASH FLOW

Net capital expenditure for property, plant and equipment was DKK 2.8 billion compared with DKK 1.8 billion in 2015. Net capital expenditure was primarily related to investments in a new production facility for a range of diabetes active pharmaceutical ingredients, a new diabetes care filling capacity, expansion of the manufacturing capacity for biopharmaceutical products and the construction of new research facilities.

Free cash flow was DKK 19.1 billion compared with DKK 16.5 billion in 2015. The increase of 16% compared with 2015 primarily reflects the increased cash flow from operating activities and a lower level of tax prepayments in 2016, which more than offset the impact from the non-recurring proceeds from the partial divestment of NNIT in 2015.

KEY DEVELOPMENTS IN THE SECOND QUARTER OF 2016

Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for details on sales in the second quarter of 2016.

Sales in the second quarter of 2016 increased by 6% in local currencies and by 1% in Danish kroner compared with the same period in 2015. The growth was driven by Victoza®, Tresiba®, Saxenda® and Norditropin® partly offset by modern insulin and NovoSeven®. From a geographic perspective, sales growth in local currencies was driven by the USA and Region China, growing by 3% and 19%, respectively. In the

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USA, the modest sales growth reflects the impact from wholesaler inventory management, a NovoLog® contract loss, lower impact from list price increases, rebate phasing as well as lower NovoSeven® sales.

The gross margin was 85.3% in the second quarter of 2016 compared with 85.7% in the same period last year. The decline of 0.4 percentage point reflects a less favourable product mix due to a lower share of NovoSeven® sales partly countered by increased Victoza® sales.

Sales and distribution costs were broadly unchanged in local currencies and decreased 4% in Danish kroner in the second quarter of 2016 compared with the same period last year reflecting legal provisions in the same period in 2015. Underlying cost increases were driven by product launches in the USA as well as promotional activities in International Operations and Region China.

Research and development costs increased by 11% in local currencies and by 10% in Danish kroner in the second quarter of 2016 compared with the same period last year. The increase in costs is driven by increased research costs for the early diabetes and obesity portfolio as well as increased development costs within obesity and haemophilia partly offset by the wind-down of late-stage diabetes projects.

Administrative costs increased by 4% in local currencies and decreased by 2% in Danish kroner in the second quarter of 2016 compared with the same period last year.

Other operating income (net) was DKK 154 million in the second quarter of 2016 compared with DKK 379 million in the same period last year. The decline reflects the non-recurring income related to out-licensing of assets for inflammatory disorders in second quarter 2015.

Operating profit increased by 5% in local currencies and was unchanged in Danish kroner in the second quarter of 2016 compared with the same period last year. Operating profit increased by 7% in local currencies and 2% in Danish kroner adjusted for the non-recurring income related to out-licensing of assets for inflammatory disorders in second quarter 2015.

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Financial report for the period 1 January 2016 to 30 June 2016	Page 13 of 29

OUTLOOK

OUTLOOK 2016

The current expectations for 2016 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 5 August 2016	Previous expectations 29 April 2016
Sales growth
in local currencies	5-7%	5-9%
as reported	Around 2 percentage points lower	Around 3 percentage points lower
Operating profit growth*
in local currencies	5-8%	5-9%
as reported	Around 3 percentage points lower	Around 4 percentage points lower
Financial items (net)	Loss of around DKK 600 million	Loss of around DKK 200 million
Effective tax rate	20-22%	20-22%
Capital expenditure	Around DKK 7.0 billion	Around DKK 7.0 billion
Depreciation, amortisation and impairment losses	Around DKK 3.0 billion	Around DKK 3.0 billion
Free cash flow	DKK 38-41 billion	DKK 35-38 billion

* Adjusted DKK 2,376 million for the partial divestment of NNIT and DKK 449 million for the income related to the out-licensing of assets for inflammatory disorders, both in 2015.

For 2016, the range for expected sales growth has been narrowed to 5–7% measured in local currencies. This reflects expectations for continued robust performance for Victoza® and Tresiba® as well as a contribution from Saxenda® and Xultophy®. These sales drivers are expected to be partly countered by an impact from a contract loss in the USA for NovoLog®, the loss of exclusivity for products within hormone replacement therapy in the USA, intensifying competition within diabetes and biopharmaceuticals especially in the USA, as well as adverse macroeconomic conditions in several markets in International Operations. Given the current level of exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 2 percentage points lower than the local currency level.

For 2017, Novo Nordisk has completed the majority of formulary negotiations in the USA. Based on the outcome of these negotiations, average prices after rebates are expected to be moderately lower compared with the levels in 2016, due to a challenging pricing environment, especially in the basal insulin and human growth hormone segments. The market access for Novo Nordisk’s key products is anticipated to remain largely unchanged compared to 2016. For Tresiba®, broad market access has been obtained with more than 70% of the patients in managed care and Medicare Part D now having access to the product.

For 2016, operating profit growth is now expected to be 5–8% measured in local currencies, adjusted by DKK 2,376 million for the partial divestment of NNIT and by DKK 449 million for the income related to the out-licensing of assets for inflammatory disorders, both in 2015. The expectations for operating profit growth reflect growth in sales and distribution costs to support continued launch activities as well as in research and development costs to support the progress of Novo Nordisk’s pipeline. Given the

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current level of exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 3 percentage points lower than the local currency level.

For 2016, Novo Nordisk now expects financial items (net) to a loss of around DKK 600 million. The current expectation reflects losses associated with foreign exchange hedging contracts, mainly related to the US dollar, Japanese yen and Chinese yuan versus the Danish krone compared to the prevailing exchange rates during 2015.

The effective tax rate for 2016 is still expected to be in the range of 20–22%.

Capital expenditure is still expected to be around DKK 7.0 billion in 2016, primarily related to investments in an expansion of the manufacturing capacity for biopharmaceutical products, additional capacity for active pharmaceutical ingredient production within diabetes care, an expansion of the diabetes care filling capacity and construction of new research facilities. Depreciation, amortisation and impairment losses are still expected to be around DKK 3.0 billion. Free cash flow is now expected to be DKK 38–41 billion, which primarily reflects settlements with tax authorities for a number of significant tax cases.

All of the above expectations are based on the assumptions that the global economic environment will not significantly change business conditions for Novo Nordisk during 2016, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)
USD	DKK 2,000 million	12
CNY	DKK 300 million	11*
JPY	DKK 180 million	12
GBP	DKK 80 million	12
CAD	DKK 75 million	11

* Chinese yuan traded offshore (CNH) and USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Financial items (net)’.

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Financial report for the period 1 January 2016 to 30 June 2016	Page 15 of 29

RESEARCH & DEVELOPMENT UPDATE

DIABETES

IDegLira (NN9068) receives positive 16-0 vote in favour of approval from FDA Advisory Committee

In May 2016, the Endocrinologic and Metabolic Drugs Advisory Committee (EMDAC) of the US Food and Drug Administration (FDA) voted 16-0, recommending the approval of IDegLira for the treatment of adults with type 2 diabetes. IDegLira is a once-daily, single injection fixed combination of insulin degludec (Tresiba®) and liraglutide (Victoza®) for the treatment of adults with type 2 diabetes.

Based on the data contained in the New Drug Application (NDA) for IDegLira, the FDA asked the panel members to discuss whether Novo Nordisk has provided adequate evidence to establish the efficacy and safety profile of IDegLira for the treatment of adults with type 2 diabetes. The recommendation for approval was based on data from clinical trials of IDegLira, including the DUAL phase 3 clinical trial programme, which involved more than 3,000 adults with type 2 diabetes. In addition to the DUAL clinical trial programme, both insulin degludec and liraglutide have been studied extensively in separate clinical trial programmes, and the products are commercially available across the world.

The NDA for IDegLira was submitted to the FDA in September 2015 under the FDA’s Prescription Drug User Fee Act V (PDUFA V) regulation.

Phase 2a trial with oral insulin OI338GT (NN1953) completed

During the first half of 2016, Novo Nordisk completed a small 8-week phase 2a trial with the once-daily oral insulin analogue OI338GT compared with subcutaneous insulin glargine U100 in 50 insulin-naïve adults with type 2 diabetes. The trial investigated the safety, tolerability as well as pharmacokinetic and pharmacodynamic profiles of OI338GT. The results were generally encouraging with a decrease in fasting plasma glucose of approximately 2.5 mmol/L for both treatment arms, and OI338GT generally appeared safe and well- tolerated.

Novo Nordisk is currently assessing the therapeutic use and investment needs of the oral insulin programme, and an update will be provided in the second half of 2016. Based on portfolio considerations, Novo Nordisk has decided to discontinue the development of the oral insulin analogue OI320GT.

Proof-of-concept phase 2a study with the GLP-1/GIP dual-agonist NN9709 meets primary end-point

In April 2016, Novo Nordisk completed the phase 2a proof-of-concept trial with the GLP- 1/GIP dual-agonist NN9709 intended as a once-daily treatment for people with type 2 diabetes. The trial met the primary endpoint as HbA1c was significantly reduced at the end of the 8 weeks treatment period. In the trial, NN9709 appeared to have a safe and well tolerated profile. Based on portfolio considerations and the clinical results observed

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in the study, Novo Nordisk has, however, decided to discontinue the development of the compound.

Insulin degludec (NN1250) shows an estimated fourfold lower variance in the glucose- lowering effect in comparison with insulin glargine U300

In June 2016, Novo Nordisk completed a phase 1 single-centre, double-blind, two- period, cross-over trial, where 60 people with type 1 diabetes were randomly assigned to receive insulin degludec or insulin glargine U300 at a dose of 0.4U/kg once-daily for 12 days. The day-to-day variability in the glucose-lowering effect was approximately fourfold lower with insulin degludec compared to insulin glargine U300 for the 57 people completing the trial. The variability was observed to be consistently lower with insulin degludec compared to insulin glargine U300 over the entire 24-hour period, especially 12–14 hours after dosing. Furthermore, insulin glargine U300 had a statistically significant 30% lower potency compared to insulin degludec.

To investigate the clinical translation of these results, Novo Nordisk will be initiating a large phase 3b head-to-head trial with insulin degludec versus insulin glargine U300 in insulin-experienced people with type 2 diabetes, with expected study start in 2017.

American Diabetes Association (ADA) meeting 10-14 June 2016 in New Orleans, LA

At the 76th annual meeting of the ADA held in New Orleans, LA, results from Novo Nordisk’s research and development activities were presented in 53 accepted abstracts. Among the key presentations was an ADA-hosted symposium where detailed data from the LEADER study demonstrated that Victoza® (liraglutide) significantly reduced the risk of the composite primary endpoint of cardiovascular (CV) death, non-fatal myocardial infarction and non-fatal stroke by 13% and the secondary endpoint of CV mortality was also significantly reduced by 22% versus placebo, when added to standard of care in 9,340 adults with type 2 diabetes at high CV risk.

The presented results at ADA also comprised the outcome of the phase 3b trials SWITCH 1 and 2 where Tresiba® (insulin degludec) demonstrated significantly lower rates of overall, nocturnal and severe hypoglycaemia versus insulin glargine U100. Furthermore, the results from phase 3a trials SUSTAIN 2 and 3 with the once-weekly GLP-1 analogue semaglutide as well as the phase 3a results from the ‘onset’ clinical trial programme with faster-acting insulin aspart were presented.

HAEMOPHILIA

Long-acting factor IX (NN7999) filed for regulatory approval in the USA

In May 2016, Novo Nordisk announced the submission to the FDA of the Biologics License Application for the approval of long-acting factor IX, nonacog beta pegol. Nonacog beta pegol is a glycopegylated recombinant factor IX with a significantly improved pharmacokinetic (PK) profile, developed for patients with haemophilia B.

The filing of nonacog beta pegol is based on the results from the paradigm clinical trial programme which involved 115 patients with severe or moderately severe haemophilia B. Nonacog beta pegol was found to be efficacious in routine prophylaxis, treatment of

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bleeding episodes and surgery for adults, adolescents and children. Furthermore, nonacog beta pegol appeared to be well-tolerated and no safety concerns were identified.

Compared to standard factor IX products, nonacog beta pegol has a fivefold longer half- life. Patients in the paradigm study achieved a higher level of factor IX in the circulation despite less frequent dosing of nonacog beta pegol. In the phase 3 trials, once-weekly administration of 40 IU/kg nonacog beta pegol maintained factor IX activity levels above 15%, reduced the median annualised bleeding rate (ABR) to 1.0 and showed potential to prevent bleeds in target joints. Furthermore, these patients reported a significant improvement in quality of life during the trial.

SUSTAINABILITY UPDATE

The number of employees in Novo Nordisk increased by 6.6%

The number of full-time equivalent employees at the end of the first six months of 2016 increased by 6.6%, compared with 12 months ago. The total number of employees was 42,763, corresponding to 42,265 full-time positions. The growth is primarily driven by expansions within International Operations and in Denmark, primarily within Research & Development and Product Supply.

Product carbon footprints available for Novo Nordisk diabetes care products

Novo Nordisk makes carbon footprint data for all of its diabetes care products available to customers. This initiative is part of the company’s efforts to reduce its total carbon footprint and is intended to support the healthcare sector in making environmentally sound choices and provide information in response to increasing interest amongst health care professionals and patients. The environmental impact of these products is comparable to other daily consumables. The footprint data are based on emissions generated during a product's life cycle - from the raw materials to the production and use of the product to the final disposal. Calculations follow the international life cycle assessment standards and are third-party reviewed according to the Greenhouse Gas Accounting Sector Guidance for Pharmaceutical Products and Medical Devices, developed by the Coalition for Sustainable Pharmaceuticals and Medical Devices, led by National Health Service in the United Kingdom.

EQUITY

Total equity was DKK 42,585 million at the end of the first six months of 2016, equivalent to 48.2% of total assets, compared with 48.1% at the end of the first six months of 2015. Please refer to appendix 5 for further elaboration of changes in equity.

Interim dividend

At the Annual General Meeting in March 2015, the Board of Directors was granted an authorisation to distribute interim dividends. In the Annual report for 2015, the Board of Directors announced the intention to introduce an interim dividend for 2016. The Board of Directors has now decided that the interim dividend for 2016 will be DKK 3.00 for

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Financial report for the period 1 January 2016 to 30 June 2016	Page 18 of 29

each Novo Nordisk A and B share of DKK 0.20, which will be paid in August 2016. The ex-dividend date for the interim dividend will be 11 August 2016 for ADRs and 12 August 2016 for the A and B shares. The record date will be 15 August 2016 for the A and B shares as well as ADRs. The payment date for the A and B shares will be 16 August 2016, while the payment date for the ADRs will be 23 August 2016. No dividend will be paid on the company’s holding of shares.

2016 share repurchase programme

On 29 April 2016, Novo Nordisk announced a share repurchase programme of up to DKK 3.5 billion to be executed from 29 April to 3 August 2016, as part of an overall 2016 programme of up to DKK 14 billion to be executed during a 12-month period. The purpose of the programme is to reduce the company’s share capital. Under the programme, announced 29 April 2016, Novo Nordisk has repurchased 9,640,003 B shares for an amount of DKK 3.5 billion in the period from 29 April to 3 August. The programme was concluded on 3 August 2016.

In addition to the DKK 3.5 billion share repurchase programme announced 29 April 2016, Novo Nordisk repurchased 0.9 million B shares from employees in April 2016. The transaction amounted to DKK 0.3 billion and was related to the general employee share programme outside of Denmark from 2013. The shares in this transaction were not part of the Safe Harbour repurchase programme, but were part of the overall DKK 14 billion repurchase programme.

As of 4 August 2016, Novo Nordisk A/S has repurchased a total of 19,786,003 B shares equal to a transaction value of DKK 7.1 billion under the up to DKK 14 billion programme beginning 3 February 2016.

As of 4 August 2016, Novo Nordisk A/S and its wholly-owned affiliates owned 21,717,648 of its own B shares, corresponding to 0.9% of the total share capital.

The execution of Novo Nordisk’s 2016 share repurchase programme of up to DKK 14 billion to be executed during a 12-month period beginning 3 February 2016 continues, and a new share repurchase programme has been initiated in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR). For that purpose, Novo Nordisk has appointed Nordea Bank Danmark A/S as lead manager to execute the programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company's share capital. Under the agreement, Nordea Bank Danmark A/S will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 3.4 billion during the trading period starting today, 5 August and ending on 26 October 2016. A maximum of 361,406 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on Nasdaq Copenhagen during the month of July 2016, and a maximum of 21,322,954 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

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Financial report for the period 1 January 2016 to 30 June 2016	Page 19 of 29

LEGAL MATTERS

Product liability lawsuits related to Victoza®

As of 1 August 2016, Novo Nordisk, along with the majority of incretin-based product manufacturers in the USA, is a defendant in product liability lawsuits related to use of incretin-based medications. To date, 209 plaintiffs have named Novo Nordisk in product liability lawsuits, predominantly claiming damages for pancreatic cancer that allegedly developed as a result of using Victoza® and other GLP-1/DPP-IV products. 140 of the Novo Nordisk plaintiffs have also named other defendants in their lawsuits. Most Novo Nordisk plaintiffs have filed suit in California federal and state courts.

In November 2015, the California federal and state courts overseeing the vast majority of cases in the incretin-based products liability litigation issued an order granting the defendants’ motion for summary judgment on federal pre-emption in all pancreatic cancer cases before those courts as of mid-Q4 2015. As a result of these rulings, 182 of the pancreatic cancer claims naming Novo Nordisk have been dismissed, and an additional 23 pancreatic cancer claims will be stayed, pending the outcome of an appeal. Currently, Novo Nordisk does not have any individual trials scheduled in 2016. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

Patent disputes related to NovoEight®

Following the launch of NovoEight® in April 2015, Baxter (now Baxalta, part of Shire) filed a complaint regarding patent infringement with the US International Trade Commission (ITC). The Baxalta patents, which will expire in June 2018, all relate to manufacturing therapeutic protein products, such as Factor VIII. A parallel lawsuit is pending in the US District Court for the District of New Jersey but has been stayed pending resolution of the matter in the ITC.

In May 2016, an administrative law judge (ALJ) found that one Baxalta patent was invalid, but that another Baxalta patent was valid and infringed. The ALJ also found that Baxalta failed to show it had the domestic industry required to proceed in the ITC, and thus concluded that there was no violation by Novo Nordisk. On 29 July 2016, the full Commission at the ITC issued a Notice indicating that it had reviewed and reversed the ALJ’s determination that Baxalta did not meet the domestic industry requirement. The Commission has asked for further briefing and the final decision by the ITC Commission is expected in September 2016. Novo Nordisk is currently evaluating the commercial and legal consequences given this development in the proceedings.

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Financial report for the period 1 January 2016 to 30 June 2016	Page 20 of 29

FORWARD-LOOKING STATEMENTS

Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2015 and Form 20-F, both filed with the SEC in February 2016, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, financial items (net) and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal matters’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Managing risks’ on pp 42–43 of the Annual Report 2015 available on novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Financial report for the period 1 January 2016 to 30 June 2016	Page 21 of 29

MANAGEMENT STATEMENT

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first six months of 2016. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first six months of 2016 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2015 of Novo Nordisk, amended with accounting policy regarding associated companies. Furthermore, the financial report for the first six months of 2016 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first six months of 2016 is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2015.

Bagsværd, 5 August 2016

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard	Lars Fruergaard Jørgensen
President and CEO	CFO

Jakob Riis	Mads Krogsgaard Thomsen

Board of Directors:

Göran Ando	Jeppe Christiansen	Bruno Angelici
Chairman	Vice chairman

Brian Daniels	Sylvie Grégoire	Liz Hewitt

Liselotte Hyveled	Anne Marie Kverneland	Søren Thuesen Pedersen

Stig Strøbæk	Mary Szela

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Financial report for the period 1 January 2016 to 30 June 2016	Page 22 of 29

FINANCIAL INFORMATION

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).

	2016		2015				% change Q2 2016 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2015
Net sales	27,459	27,212	28,876	26,792	27,059	25,200	1%
Gross profit	23,414	22,978	24,268	22,945	23,200	21,326	1%
Gross margin	85.3%	84.4%	84.0%	85.6%	85.7%	84.6%
Sales and distribution costs	6,867	6,741	8,039	6,951	7,175	6,147	(4%)
Percentage of sales	25.0%	24.8%	27.8%	25.9%	26.5%	24.4%
Research and development costs	3,331	3,304	4,034	3,289	3,035	3,250	10%
Percentage of sales	12.1%	12.1%	14.0%	12.3%	11.2%	12.9%
Administrative costs	873	908	1,164	952	887	854	(2%)
Percentage of sales	3.2%	3.3%	4.0%	3.6%	3.3%	3.4%
Other operating income, net	154	284	94	227	379	2,782	(59%)
- Non-recurring income from the partial divestment of NNIT A/S	-	-	-	-	-	2,376	N/A
Operating profit	12,497	12,309	11,125	11,980	12,482	13,857	0%
Operating margin	45.5%	45.2%	38.5%	44.7%	46.1%	55.0%
Financial income	93	23	18	9	(227)	285	(141%)
Financial expenses	(12)	379	829	1,853	1,707	1,657	(101%)
Financial items (net)	105	(356)	(811)	(1,844)	(1,934)	(1,372)	(105%)
Profit before income taxes	12,602	11,953	10,314	10,136	10,548	12,485	19%
Income taxes	2,634	2,498	2,056	1,753	2,205	2,609	19%
Net profit	9,968	9,455	8,258	8,383	8,343	9,876	19%
Depreciation, amortisation and impairment losses	717	624	1,015	633	648	663	11%
Capital expenditure	1,684	1,091	2,181	1,246	1,018	764	65%
Net cash generated from operating activities	14,497	7,475	10,119	12,088	11,974	4,106	21%
Free cash flow	12,743	6,359	6,942	10,807	10,830	5,643	18%
Total assets	88,269	82,368	91,799	85,195	81,313	77,457	9%
Total equity	42,585	37,284	46,969	43,109	39,111	32,108	9%
Equity ratio	48.2%	45.3%	51.2%	50.6%	48.1%	41.5%
Full-time equivalent employees end of period	42,265	41,571	40,638	40,261	39,658	39,062	7%
Basic earnings per share/ADR (in DKK)	3.93	3.72	3.25	3.27	3.24	3.80	21%
Diluted earnings per share/ADR (in DKK)	3.92	3.71	3.24	3.26	3.23	3.79	21%
Average number of shares outstanding (million)	2,536.3	2,544.3	2,553.2	2,565.9	2,578.1	2,596.7	(2%)
Average number of diluted shares outstanding (million)	2,540.8	2,550.1	2,559.7	2,571.8	2,584.1	2,604.2	(2%)
Sales by business segment:
New-generation insulin	983	626	461	376	330	271	198%
Modern insulin (insulin analogues)	11,806	11,715	13,562	12,500	12,604	11,498	(6%)
Human insulin	2,667	2,725	2,778	2,772	2,784	2,897	(4%)
Victoza®	4,952	4,591	4,904	4,680	4,486	3,957	10%
Other diabetes and obesity care	1,391	1,374	1,237	1,223	1,075	1,195	29%
Diabetes and obesity care total	21,799	21,031	22,942	21,551	21,279	19,818	2%
Haemophilia	2,530	2,836	2,785	2,371	2,757	2,734	(8%)
Norditropin®	2,158	2,407	2,065	1,842	2,083	1,830	4%
Other biopharmaceuticals	972	938	1,084	1,028	940	818	3%
Biopharmaceuticals total	5,660	6,181	5,934	5,241	5,780	5,382	(2%)
Sales by geographic segment:
USA	13,947	13,730	15,169	13,939	13,820	12,011	1%
Europe	5,298	5,016	5,399	5,200	5,222	4,977	1%
International Operations	3,331	3,516	3,681	3,111	3,596	3,423	(7%)
Region China	2,509	2,875	2,325	2,415	2,284	2,847	10%
Pacific	2,374	2,075	2,302	2,127	2,137	1,942	11%
Segment operating profit:
Diabetes and obesity care	9,229	8,424	8,153	9,085	8,713	7,950	6%
Biopharmaceuticals	3,268	3,885	2,972	2,895	3,769	3,531	(13%)
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	-	-	-	-	2,376	N/A

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Financial report for the period 1 January 2016 to 30 June 2016	Page 23 of 29

APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	H1 2016	H1 2015	Q2 2016	Q2 2015

Income statement

Net sales	54,671	52,259	27,459	27,059
Cost of goods sold	8,279	7,733	4,045	3,859
Gross profit	46,392	44,526	23,414	23,200

Sales and distribution costs	13,608	13,322	6,867	7,175
Research and development costs	6,635	6,285	3,331	3,035
Administrative costs	1,781	1,741	873	887
Other operating income, net	438	3,161	154	379
- Non-recurring income from the partial divestment of NNIT A/S	-	2,376	-	-
Operating profit	24,806	26,339	12,497	12,482

Financial income	116	58	93	(227)
Financial expenses	367	3,364	(12)	1,707
Profit before income taxes	24,555	23,033	12,602	10,548

Income taxes	5,132	4,814	2,634	2,205
NET PROFIT	19,423	18,219	9,968	8,343

Basic earnings per share (DKK)	7.65	7.04	3.93	3.24
Diluted earnings per share (DKK)	7.63	7.02	3.92	3.23

Segment Information

Segment sales:
Diabetes and obesity care	42,830	41,097	21,799	21,279
Biopharmaceuticals	11,841	11,162	5,660	5,780

Segment operating profit:
Diabetes and obesity care	17,653	16,663	9,229	8,713
Operating margin	41.2%	40.5%	42.3%	40.9%
Biopharmaceuticals	7,153	7,300	3,268	3,769
Operating margin	60.4%	65.4%	57.7%	65.2%
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	2,376	-	-

Total segment operating profit	24,806	26,339	12,497	12,482

Statement of comprehensive income

Net profit for the period	19,423	18,219	9,968	8,343

Other comprehensive income

Exchange rate adjustments of investments in subsidiaries	(3)	(288)	(18)	50
Cash flow hedges, realisation of previously deferred (gains)/losses	497	1,659	133	679
Cash flow hedges, deferred gains/(losses) incurred during the period	(248)	(1,088)	(1,582)	2,289
Other items	(261)	462	(95)	344
Items that will be reclassified subsequently to the Income statement, when specific conditions are met	(15)	745	(1,562)	3,362

Remeasurements on defined benefit plans	(138)	(90)	(43)	72
Items that will not subsequently be reclassified to the Income statement	(138)	(90)	(43)	72

Other comprehensive income before tax	(153)	655	(1,605)	3,434

Tax on other comprehensive income, income/(expense)	(59)	1	425	(919)
Other comprehensive income for the period, net of tax	(212)	656	(1,180)	2,515

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	19,211	18,875	8,788	10,858

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 55 / 2016

Financial report for the period 1 January 2016 to 30 June 2016	Page 24 of 29

APPENDIX 3: BALANCE SHEET

DKK million	30 Jun 2016	31 Dec 2015

ASSETS

Intangible assets	2,109	2,158
Property, plant and equipment	27,125	25,545
Investment in associated company	801	811
Deferred income tax assets	4,461	6,806
Other financial assets	1,147	1,339
TOTAL NON-CURRENT ASSETS	35,643	36,659

Inventories	13,635	12,758
Trade receivables	15,756	15,485
Tax receivables	4,683	3,871
Other receivables and prepayments	2,740	2,257
Marketable securities	2,053	3,542
Derivative financial instruments	592	304
Cash at bank and on hand	13,167	16,923
TOTAL CURRENT ASSETS	52,626	55,140

TOTAL ASSETS	88,269	91,799

EQUITY AND LIABILITIES

Share capital	510	520
Treasury shares	(4)	(10)
Retained earnings	42,510	46,816
Other reserves	(431)	(357)
TOTAL EQUITY	42,585	46,969

Deferred income tax liabilities	12	6
Retirement benefit obligations	1,362	1,186
Provisions	2,782	2,765
Total non-current liabilities	4,156	3,957

Current debt	406	1,073
Trade payables	5,333	4,927
Tax payables	4,587	3,777
Other liabilities	12,955	12,655
Derivative financial instruments	1,130	1,382
Provisions	17,117	17,059
Total current liabilities	41,528	40,873

TOTAL LIABILITIES	45,684	44,830

TOTAL EQUITY AND LIABILITIES	88,269	91,799

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 55 / 2016

Financial report for the period 1 January 2016 to 30 June 2016	Page 25 of 29

APPENDIX 4: STATEMENT OF CASH FLOWS

DKK million	H1 2016	H1 2015

Net profit	19,423	18,219

Adjustment for non-cash items:
Income taxes in the Income Statement	5,132	4,814
Depreciation, amortisation and impairment losses	1,341	1,311
NNIT non-recurring income included in 'other operating income'	-	(2,526)
Other non-cash items	214	4,173
Change in working capital	(1,117)	(3,041)
Interest received	96	61
Interest paid	(30)	(26)
Income taxes paid	(3,087)	(6,905)
Net cash generated from operating activities	21,972	16,080

Proceeds from the partial divestment of NNIT A/S	-	2,303
Purchase of intangible assets	(121)	(147)
Proceeds from sale of property, plant and equipment	1	6
Purchase of property, plant and equipment	(2,776)	(1,788)
Proceeds from other financial assets	1	28
Purchase of other financial assets	-	(9)
Sale of marketable securities	2,019	1,506
Purchase of marketable securities	(531)	-
Dividend received from associated company	25	-
Net cash used in investing activities	(1,382)	1,899

Purchase of treasury shares, net	(7,363)	(7,759)
Dividends paid	(16,230)	(12,905)
Net cash used in financing activities	(23,593)	(20,664)

NET CASH GENERATED FROM ACTIVITIES	(3,003)	(2,685)

Cash and cash equivalents at the beginning of the year	15,850	13,676
Exchange gain/(loss) on cash and cash equivalents	(86)	109
Cash and cash equivalents at the end of the period	12,761	11,100

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 55 / 2016

Financial report for the period 1 January 2016 to 30 June 2016	Page 26 of 29

APPENDIX 5: STATEMENT OF CHANGES IN EQUITY

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

H1 2016

Balance at the beginning of the period	520	(10)	46,816	(917)	(686)	1,246	(357)	46,969
Net profit for the period			19,423					19,423
Other comprehensive income for the period			(138)	(3)	249	(320)	(74)	(212)
Total comprehensive income for the period			19,285	(3)	249	(320)	(74)	19,211

Transactions with owners:								(16,230)
Dividends			(16,230)					(16,230)
Share-based payments			209					209
Tax credit related to restricted stock units			(211)					(211)
Purchase of treasury shares		(4)	(7,359)					(7,363)
Reduction of the B share capital	(10)	10						-
Balance at the end of the period	510	(4)	42,510	(920)	(437)	926	(431)	42,585

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

H1 2015

Balance at the beginning of the period	530	(11)	41,277	(248)	(2,221)	967	(1,502)	40,294
Net profit for the period			18,219					18,219
Other comprehensive income for the period			(90)	(288)	571	463	746	656
Total comprehensive income for the period			18,129	(288)	571	463	746	18,875

Transactions with owners:
Dividends			(12,905)					(12,905)
Share-based payments			184					184
Tax credit related to restricted stock units			422					422
Purchase of treasury shares		(6)	(7,786)					(7,792)
Sale of treasury shares		1	32					33
Reduction of the B share capital	(10)	10						-
Balance at the end of the period	520	(6)	39,353	(536)	(1,650)	1,430	(756)	39,111

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 55 / 2016

Financial report for the period 1 January 2016 to 30 June 2016	Page 27 of 29

APPENDIX 6: REGIONAL SALES SPLIT

Q2 2016 sales split per region

DKK million	Total	USA	Europe	Inter- national Operations	Region China	Pacific

The diabetes and obesity care segment
New generation insulin	983	461	204	127	-	191
% change in local currencies	205%	-	68%	78%	-	48%
Modern insulin	11,806	6,265	2,253	1,305	1,202	781
% change in local currencies	(2%)	(8%)	(1%)	7%	26%	(2%)
NovoRapid®	4,890	2,691	1,064	457	262	416
% change in local currencies	(3%)	(10%)	3%	4%	41%	1%
NovoMix®	2,651	536	526	550	812	227
% change in local currencies	(1%)	(28%)	(1%)	9%	19%	(6%)
Levemir®	4,265	3,038	663	298	128	138
% change in local currencies	(1%)	(2%)	(8%)	9%	46%	(5%)
Human insulin	2,667	360	508	846	810	143
% change in local currencies	2%	(16%)	2%	3%	12%	(14%)
Victoza®	4,952	3,450	892	266	60	284
% change in local currencies	13%	15%	3%	16%	32%	20%
Other diabetes and obesity care	1,391	521	162	123	391	194
% change in local currencies	35%	103%	0%	(8%)	19%	36%
Diabetes and obesity care total	21,799	11,057	4,019	2,667	2,463	1,593
% change in local currencies	7%	5%	2%	8%	20%	8%

The biopharmaceuticals segment
Haemophilia	2,530	1,214	654	345	41	276
% change in local currencies	(5%)	(12%)	7%	(5%)	(32%)	15%
Norditropin®	2,158	1,034	435	289	4	396
% change in local currencies	8%	3%	7%	28%	33%	4%
Other biopharmaceuticals	972	642	190	30	1	109
% change in local currencies	6%	8%	8%	(26%)	0%	11%
Biopharmaceuticals total	5,660	2,890	1,279	664	46	781
% change in local currencies	1%	(3%)	7%	6%	(27%)	9%
Total sales	27,459	13,947	5,298	3,331	2,509	2,374
% change in local currencies	6%	3%	3%	8%	19%	8%
% change as reported	1%	1%	1%	(7%)	10%	11%
Share of growth	100%	31%	12%	18%	28%	11%

H1 2016 sales split per region

DKK million	Total	USA	Europe	Inter- national Operations	Region China	Pacific

The diabetes and obesity care segment
New generation insulin	1,609	661	373	241	-	334
% change in local currencies	174%	-	60%	103%	-	41%
Modern insulin	23,521	12,531	4,410	2,610	2,490	1,480
% change in local currencies	0%	(4%)	(2%)	11%	18%	(2%)
NovoRapid ®	9,518	5,223	2,051	928	526	790
% change in local currencies	(2%)	(9%)	2%	15%	29%	2%
NovoMix ®	5,349	1,099	1,029	1,094	1,699	428
% change in local currencies	0%	(19%)	(4%)	8%	13%	(6%)
Levemir ®	8,654	6,209	1,330	588	265	262
% change in local currencies	4%	4%	(6%)	11%	36%	(6%)
Human insulin	5,392	744	1,009	1,608	1,757	274
% change in local currencies	(1%)	(16%)	1%	5%	2%	(13%)
Victoza®	9,543	6,635	1,724	531	125	528
% change in local currencies	14%	16%	3%	22%	22%	23%
Other diabetes and obesity care	2,765	939	323	237	905	361
% change in local currencies	25%	111%	(5%)	(20%)	8%	32%
Diabetes and obesity care total	42,830	21,510	7,839	5,227	5,277	2,977
% change in local currencies	7%	7%	1%	11%	11%	7%

The biopharmaceuticals segment
Haemophilia	5,366	2,422	1,287	1,031	97	529
% change in local currencies	(1%)	(10%)	10%	7%	(20%)	13%
Norditropin®	4,565	2,454	839	529	8	735
% change in local currencies	19%	29%	2%	30%	14%	4%
Other biopharmaceuticals	1,910	1,291	349	60	2	208
% change in local currencies	10%	15%	2%	(19%)	0%	11%
Biopharmaceuticals total	11,841	6,167	2,475	1,620	107	1,472
% change in local currencies	8%	8%	6%	13%	(17%)	8%
Total sales	54,671	27,677	10,314	6,847	5,384	4,449
% change in local currencies	7%	7%	2%	11%	10%	8%
% change as reported	5%	7%	1%	(2%)	5%	9%
Share of growth	100%	50%	7%	21%	14%	8%

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 55 / 2016

Financial report for the period 1 January 2016 to 30 June 2016	Page 28 of 29

APPENDIX 7: KEY CURRENCY ASSUMPTIONS

DKK per 100	2014 average exchange rates	2015 average exchange rates	YTD 2016 average exchange rates as of 2 August 2016	Current exchange rates as of 2 August 2016
USD	562	673	669	665
CNY	91.2	107.0	101.9	100.1
JPY	5.32	5.56	6.07	6.54
GBP	925	1,028	946	880
CAD	509	526	504	509

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 55 / 2016

Financial report for the period 1 January 2016 to 30 June 2016	Page 29 of 29

APPENDIX 8: QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes in DKK are based on the changes in the 'Quarterly numbers in DKK', see appendix 1. The specified percentage changes in USD is calculated as a development in USD numbers in this appendix.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).

	2016		2015				% change Q2 2016 vs	% change Q2 2016 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2015 in USD	Q2 2015
Net sales	4,165	4,017	4,240	3,991	4,004	3,808	4%	1%
Gross profit	3,551	3,392	3,562	3,418	3,434	3,222	3%	1%
Gross margin	85.3%	84.4%	84.0%	85.6%	85.7%	84.6%
Sales and distribution costs	1,042	995	1,181	1,035	1,064	928	(2%)	(4%)
Percentage of sales	25.0%	24.8%	27.8%	25.9%	26.5%	24.4%
Research and development costs	505	488	593	491	448	491	13%	10%
Percentage of sales	12.1%	12.1%	14.0%	12.3%	11.2%	12.9%
Administrative costs	133	134	171	142	131	129	2%	(2%)
Percentage of sales	3.2%	3.3%	4.0%	3.6%	3.3%	3.4%
Other operating income, net	24	42	12	34	52	420	(54%)	(59%)
- Non-recurring income from the partial divestment of NNIT A/S	-	-	-	-	-	359	N/A	N/A
Operating profit	1,895	1,817	1,629	1,784	1,843	2,094	3%	0%
Operating margin	45.5%	45.2%	38.5%	44.7%	46.1%	55.0%
Financial income	15	3	3	1	(34)	43	(144%)	(141%)
Financial expenses	-	55	121	276	252	251	(100%)	(101%)
Financial items (net)	15	(52)	(118)	(275)	(286)	(208)	(105%)	(105%)
Profit before income taxes	1,910	1,765	1,511	1,509	1,557	1,886	23%	19%
Income taxes	399	369	301	260	326	394	22%	19%
Net profit	1,511	1,396	1,210	1,249	1,231	1,492	23%	19%
Depreciation, amortisation and impairment losses	109	92	150	94	96	100	14%	11%
Capital expenditure	254	161	322	186	151	115	68%	65%
Net cash generated from operating activities	2,184	1,104	1,485	1,802	1,784	620	22%	21%
Free cash flow	1,920	939	1,014	1,611	1,609	853	19%	18%
Total assets	13,173	12,585	13,441	12,794	12,195	11,157	8%	9%
Total equity	6,355	5,697	6,877	6,474	5,866	4,625	8%	9%
Equity ratio	48.2%	45.3%	51.2%	50.6%	48.1%	41.5%
Full-time equivalent employees end of period	42,265	41,571	40,638	40,261	39,658	39,062	7%	7%
Basic earnings per share/ADR (in USD)	0.59	0.55	0.48	0.49	0.48	0.57	23%	21%
Diluted earnings per share/ADR (in USD)	0.59	0.55	0.48	0.48	0.48	0.57	23%	21%
Average number of shares outstanding (million)	2,536.3	2,544.3	2,553.2	2,565.9	2,578.1	2,596.7	(2%)	(2%)
Average number of diluted shares outstanding (million)	2,540.8	2,550.1	2,559.7	2,571.8	2,584.1	2,604.2	(2%)	(2%)
Sales by business segment:
New-generation insulin	149	92	68	56	49	41	204%	198%
Modern insulin (insulin analogues)	1,790	1,730	1,992	1,862	1,867	1,736	(4%)	(6%)
Human insulin	405	402	407	413	411	438	(1%)	(4%)
Victoza®	750	678	721	697	664	598	13%	10%
Other diabetes and obesity care	211	203	181	183	158	181	34%	29%
Diabetes and obesity care total	3,305	3,105	3,369	3,211	3,149	2,994	5%	2%
Haemophilia	384	419	409	353	408	413	(6%)	(8%)
Norditropin®	328	355	303	274	308	277	6%	4%
Other biopharmaceuticals	148	138	159	153	139	124	6%	3%
Biopharmaceuticals total	860	912	871	780	855	814	1%	(2%)
Sales by geographic segment:
USA	2,114	2,027	2,230	2,076	2,045	1,816	3%	1%
Europe	803	741	792	774	773	752	4%	1%
International Operations	506	519	540	464	532	517	(5%)	(7%)
Region China	382	424	340	360	337	430	13%	10%
Pacific	360	306	338	317	317	293	14%	11%
Segment operating profit:
Diabetes and obesity care	1,399	1,243	1,194	1,353	1,290	1,201	8%	6%
Biopharmaceuticals	496	574	435	431	557	534	(11%)	(13%)
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	-	-	-	-	359	N/A	N/A

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 55 / 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 5, 2016	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer